Exhibit 99.2
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

August 4, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

					FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Russell Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Mr. Ron Moskovitz, Ms. Dana Gross and Mr. Rami Guzman as members of the Board of Directors of the Company.		2.	TO APPOINT Mr. Amir Elstein as Chairman of the Board of Directors of the Company.	☐	☐	☐
	NOMINEES:
__	FOR ALL NOMINEES	__ Mr. Russell Ellwanger __ Mr. Amir Elstein __ Mr. Nir Gilad __Mr. Kalman Kaufman __Mr. Ron Moskovitz __Ms. Dana Gross __ Mr. Rami Guzman	3.	TO EXTEND the appointment of Mr. Alex Kornhauser to an additional three-year term as an external director.	☐	☐	☐
__	WITHHOLD AUTHORITY
	FOR ALL NOMINEES		Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3?		YES	NO
__	FOR ALL EXCEPT		(Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 3)		☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●	For the purposes of this Proxy Card, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.

	4.	TO APPROVE an increase in the terms of compensation of our directors who are not affiliated with major shareholders of the Company and are not Company employees	☐	☐	☐

5.
TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2011 and for the period commencing January 1, 2012 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors
			☐	☐	☐

	6.	TO APPROVE an amendment to the terms of compensation of our chief executive officer and director, Mr. Russell Ellwanger.	☐	☐	☐

	7.	TO APPROVE amendment to the Company’s Articles of Association related to indemnification of directors and officers.	☐	☐	☐

	8.	TO APPROVE a revision to the indemnification letter issued to directors and officers of the Company.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new  address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: _____________________________ Date: ____________________ Signature of Shareholder: _____________________________ Date: ____________________

NOTE:
Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday, August 4, 2011 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday , August 4, 2011 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR Proposals 1 through 8 except with respect to Proposal 3.  In order for your vote to be counted with respect to Proposals 3, you must, in addition to casting your vote, indicate whether you have a “Personal Interest” in such proposal by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)